March 31, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Viggle Inc.
Withdrawal of Registration Statement on Form S-1
File Number: 333-182944

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Viggle Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-182944), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 31, 2012.

The Registrant is requesting such withdrawal in response to the letter from the Commission, dated February 5, 2014, and the comment therein.  The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein, and the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Thomas McLean, Viggle Inc., 902 Broadway, 11th Floor, New York, NY  10010, facsimile number (646) 349-5988, with a copy to Dennis J. Block, Greenberg Traurig LLP, 200 Park Avenue, New York, New York 10166, facsimile number (212) 801-6400.

If you have any questions with respect to this matter, please contact Dennis J. Block of Greenberg Traurig, LLP at (212) 801-2222.

Sincerely,

VIGGLE INC.

By:	/s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: Chief Executive Officer